

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 8, 2023

Jeffrey Chau
Chief Executive Officer
JAAG Enterprises Ltd.
1716 13 Avenue NW
Calgary, AB T2N 1L1
Canada

> **Re: JAAG Enterprises Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed January 18, 2023**
> **File No. 333-267995**

Dear Jeffrey Chau:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-1

General

1.   Please note that the Sample Letter to China-Based Companies (December 20, 2021) indicates that a China-based issuer is a company based in, or with a majority of its operation in China or Hong Kong. Please note that our comments referencing the PRC and/or China apply to your operations in Hong Kong. Many of the comments contained in this letter have numerous components. To facilitate the staff's analysis of your disclosure, your response letter should separate each comment and component and reproduce the disclosure and the specific location in your filing where you believe the SEC's concern is addressed. Please also note that the headings in this comment letter and comments

themselves direct you to where the responsive disclosure should appear if it does not appear in that location already.

Cover page

2. We note your responses to prior comments 1-4. We reissue those comments, please provide requested disclosure on your cover page.

Prospectus Summary, page 1

3. Please revise to include summary risk factor. We reissue prior comment 5.

4. In your response letter to prior comment 6, you state that the company's Hong Kong subsidiary does not require permission or approval from Chinese authorities to operate the Company's or the subsidiaries' business or to offer securities to foreign investors. The Company and its subsidiary are not covered by the permission requirements from the CSRS, CAC or other Chinese agencies." Please provide this information in your revised disclosure.

5. We note your response to prior comment 7. We reissue our comment. Please provide the requested information in your summary.

Prospectus Summary
Doing Business in Hong Kong, page 5

6. In the second to the last paragraph here and in the last paragraph on page 16, please clarify in the first sentence that the audit report was for the year ended June 30, 2022. Your current disclosure states December 31, 2020. In addition, please provide an update to this section to discuss the PCAOB's December 15, 2022 decision to vacate its previous determinations issued on December 16, 2021 with respect to its ability to inspect or investigate completely registered public accounting firms headquartered in Mainland China and Kong Kong.

Part II, Item 16. Exhibits and Financial Schedules, page 54

7. Refer to the listing for Exhibit 23.1. Please include a currently dated accountant's consent in the next amendment.

Note 4. Summary of Significant Accounting Policies
(f). Revenue Recognition, page F-8

8. We have reviewed your response to prior comment 26 but do not consider your response to fully address our comment in its entirety. In this regard, please further expand your disclosures in this footnote to address:
    - the nature or the types of products or services you provide to your customers,

pursuant to ASC 606-10-50-12(c);
- whether you have identified a single or multiple performance obligations in your contracts with customers, pursuant to ASC 606-10-25-14 and 606-10-50-12, and how you allocate the transaction price pursuant to ASC 606-10-32-29 and 606-10-50-13; and,
- also include this expanded disclosure in your revenue recognition policy footnote on page 49.

You may contact Jean Yu at 202-551-3305 or Beverly Singleton at 202-551-3328 if you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Asia Timmons-Pierce at 202-551-3754 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing